UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CREE, INC.
(Exact name of registrant as specified in its charter)

North Carolina	0-21154	56-1572719
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

4600 Silicon Drive
Durham, North Carolina	27703
(Address of principal executive offices)	(Zip Code)

Neill P. Reynolds (919) 407-5300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[✓]    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, Cree, Inc. (“Cree”) hereby files this Form SD and the associated Conflict Minerals Report with the SEC. The Conflict Minerals Report includes a description of Cree’s due diligence program, the efforts Cree undertook in making its determinations with respect to products manufactured by it in 2019, and the results of such efforts.

Conflict Minerals Disclosure

A copy of Cree’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at http://www.cree.com/about/suppliers-contractors/cree-supplier-resources/conflict-minerals. No contents from Cree’s website are incorporated into this Form SD by this reference.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREE, INC.

By:	/s/ Neill P. Reynolds
Neill P. Reynolds
Executive Vice President and Chief Financial Officer

Date: May 29, 2020